[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:	Herman Miller, Inc. Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, Herman Miller, Inc., a Michigan corporation (the “Company”), we are transmitting for filing with the Securities and Exchange Commission (the “Commission”) the Company’s Registration Statement on Form S-4 (the “Registration Statement”).  The Registration Statement relates to the Company’s proposed acquisition of Knoll, Inc. (“Knoll”) pursuant to the Agreement and Plan of Merger, dated as of April 19, 2021, by and among the Company, Heat Merger Sub, Inc., and Knoll, and includes a preliminary joint proxy statement of the Company and Knoll, and a preliminary prospectus of the Company.  We will provide courtesy hard copies of the Registration Statement upon request.

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403‑1172 or Adam O. Emmerich at (212) 403-1234.

Very truly yours,

/s/ Jenna E. Levine

Jenna E. Levine

cc:	Herman Miller, Inc. Knoll, Inc. Sullivan & Cromwell LLP